Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of BRT Realty Trust for the registration of $100.0 million of its common stock, preferred stock and warrants and to the incorporation by reference therein of our report dated December 8, 2004, with respect to the consolidated financial statements and schedules of BRT Realty Trust included in its Annual Report (Form 10-K) for the year ended September 30, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

September 19, 2005